Exhibit 99.91

NEXTECH AR SOLUTIONS CORP.

c/o Suite 1200 – 750 West Pender Street

Vancouver, BC V6C 2T8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of NexTech AR Solutions Corp. (the “Company”) will be held at Morton Law LLP, Suite 1200 – 750 West Pender, Vancouver, BC V6C 2T8 on Wednesday, November 13, 2019 at 10:00 a.m. (Vancouver, British Columbia time). At the Meeting, the shareholders will receive the financial statements for the year ended May 31, 2019, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at three (3);

2.	elect directors for the ensuing year;

3.	appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year andauthorize the directors to determine the remuneration to be paid to the auditor;

4.	approve the adoption of a new set of articles of the Company, in accordance with the Business Corporations Act (British Columbia); and

5.	transact such other business as may properly be put before the Meeting, or any adjournment or postponement thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Friday, November 8, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on Monday, October 7, 2019 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 7th day of October, 2019.

ON BEHALF OF THE BOARD

“Evan Gappelberg”
Evan Gappelberg
Chief Executive Officer

Annual General and Special Meeting
to be held on November 13, 2019

Notice of Annual General and Special Meeting and

Information Circular

October 7, 2019

NEXTECH AR SOLUTIONS CORP.

c/o Suite 1200 – 750 West Pender Street
Vancouver, BC V6C 2T8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of NexTech AR Solutions Corp. (the “Company”) will be held at Morton Law LLP, Suite 1200 – 750 West Pender, Vancouver, BC V6C 2T8 on Wednesday, November 13, 2019 at 10:00 a.m. (Vancouver, British Columbia time). At the Meeting, the shareholders will receive the financial statements for the year ended May 31, 2019, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at three (3);

2.	elect directors for the ensuing year;

3.	appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year andauthorize the directors to determine the remuneration to be paid to the auditor;

4.	approve the adoption of a new set of articles of the Company, in accordance with the Business Corporations Act (British Columbia); and

5.	transact such other business as may properly be put before the Meeting, or any adjournment or postponement thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Friday, November 8, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on Monday, October 7, 2019 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 7th day of October, 2019.

ON BEHALF OF THE BOARD

“Evan Gappelberg”

Evan Gappelberg
Chief Executive Officer

NEXTECH AR SOLUTIONS CORP.

c/o Suite 1200 – 750 West Pender Street
Vancouver, BC V6C 2T8

INFORMATION CIRCULAR

(as at October 7, 2019 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of NexTech AR Solutions Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general and special meeting of the shareholders of the Company to be held on Wednesday, November 13, 2019 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

All references to “$” in this Circular are to Canadian dollars, unless stated otherwise.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on Friday, November 8, 2019, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment or postponement of it; or

(c)	attending the Meeting or any adjournment or postponement of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Computershare. Please complete and return to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting instructions can be found on the VIF. Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. Pursuant to the provisions of NI 54-101, the Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documents.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:30 a.m (Vancouver, British Columbia time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended May 31, 2019, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares of which 56,309,250 common shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at October 7, 2019 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, thepersons who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company are:

Name	Number of Common Shares Owned, or Controlled or Directed, Directly or Indirectly(1)	Approximate Percentage of Total Outstanding Common Shares
Evan Gappelberg(2)	6,734,166	11.96%

Notes:

(1)	The above information was derived from the shareholder list maintained by the Company’s registrar and transfer agent, or from insider and beneficial ownership reports available at www.sedi.com and www.sedar.com.
(2)	Mr. Gappelberg is the Company’s Chief Executive Officer and a director.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management of the Company (“Management”) proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at three (3).

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Evan Gappelberg(2) Director and Chief Executive Officer New York, USA	CEO of the Company since January 12, 2018; Managing director at Atlas Advisors, LLC, an independent investment advisory and money management firm that offers small- cap companies consulting services.	January 12, 2018	6,734,166
Paul Duffy(2)(3) Director and President Ontario, Canada	President of the Company since June 14, 2018; Co-Founder, Chief Architect & UX Officer of ARHT Media Inc.	February 8, 2018	3,530,416
Belinda Tyldesley(3) Director and Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company since March 26, 2018; President of Closing Bell Services, a consulting company providing corporate secretarial services.	March 26, 2018	359,345

Notes:

(1)	The information as to principal occupation, business or employment and common shares beneficially owned or controlled has been provided by the nominees themselves.
(2)	A member of the Audit Committee.
(3)	A member of the Compensation Committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is and, or within the ten years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company:

(a)	that while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to, after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while that person was acting in that capacity, of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended May 31, 2019, the Company had four Named Executive Officers (“NEOs”) being, Evan Gappelberg, the Chief Executive Officer (the “CEO”), David Miles, the former Chief Financial Officer (the “CFO”), Paul Duffy, the President and Reuben Tozman, the former Chief Operating Officer of the Company.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar technology companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy is to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation Committee are Paul Duffy and Belinda Tyldesley. Mr. Reuben Tozman resigned as a director of the Company effective October 10, 2019 and previously was a member of the Company’s Compensation Committee. The Company may appoint a third member to the Compensation Committee after the Meeting. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company and to set stock based compensation; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee, which is attached as Schedule “A” to this Circular.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning the interests of these executives with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary and stock options. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Stock Options

The Company has had a stock option plan in effect since May 16, 2018 (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Compensation Committee, which determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire common shares of the Company (the “Common Shares”) to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed ten years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the Canadian Securities Exchange (the “Exchange”) on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company, unless such cessation is on account of death or disability. If such cessation is on account of death or disability, the Options terminate one year from the date of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Compensation Governance

The Board has established a Compensation Committee comprised of the following directors; Paul Duffy and Belinda Tyldesley. Ms. Tyldesley is considered an independent member of the Compensation Committee. Mr. Reuben Tozman resigned as Chief Operating Officer and as a director of the Company effective October 10, 2019 and previously was a member of the Company’s Compensation Committee. The Company may appoint a third member to the Compensation Committee after the Meeting. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board’s Compensation Committee is responsible for approving stock options grants and administering the Stock Option Plan. The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation Committee members’ collective experience in leadership roles, their extensive knowledge of the technology industry and their extensive experience in operations, financial matters and corporate strategy provide the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The Board has adopted a formal charter for the Compensation Committee, which is attached as Schedule “A” to this Circular.

The Company has not retained a compensation consultant or advisor at any time since the Company’s most recently completed financial year.

Director and Named Executive Officer Compensation

The following table is a summary of compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director, for services provided and for services to be provided, directly or indirectly to the Company or a subsidiary of the Company, for each of the two most recently completed financial years, other than stock options and other compensation securities.

Table of compensation excluding compensation securities
Name and position	Year Ended	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Evan Gappelberg(1) Director, CEO	2019 2018(6	196,862 89,966	Nil Nil	Nil Nil	Nil Nil	Nil Nil	196,862 89,966
David Miles(2) Former CFO	2019 2018(6)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	119,000(3) Nil	119,000 89,966
Paul Duffy(4) Director, President	2019 2018(6)	188,250 NA	Nil Nil	Nil Nil	Nil Nil	Nil Nil	188,250 NA
Reuben Tozman(5) Former Director, COO	2019 2018(6)	201,663 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Belinda Tyldesley(7) Director, Corporate Secretary	2019 2018(6)	$5,261 N/A	Nil N/A	Nil N/A	Nil N/A	$13,565 $3,830	$18,826 $3,830
William Gildea(8) Former Director	2019 2018(6)	$5,261 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	$5,261 N/A

Notes:

(1)	Mr. Gappelberg has a consulting agreement with the Company pursuant to which the Company has agreed to pay Mr. Gappelberg US$180,000 (effective January 1, 2019) annually. The payments are paid in substantially equal regular monthly payments. Mr. Gappelberg was appointed to the board of directors and as the Company’s CEO on January 12, 2018.
(2)	Mr. Miles was appointed as the Company’s CFO on March 26, 2018 and resigned as the CFO on October 10, 2019.
(3)	$119,000 was invoiced by Seabord Services Corp., a service company that provides CFO, accounting and other services. Mr. Miles did not receive any compensation directly from the Company. Mr. Miles resigned as the CFO on October 10, 2019.
(4)	Mr. Duffy has a consulting agreement with the Company to be compensated $156,000 (effective January 2019) annually. The payments are paid in substantially equal regular monthly payments. Mr. Duffy was appointed to the board of directors on February 8, 2018 and as the Company’s President on June 14, 2018.
(5)	Mr. Tozman has a consulting agreement with the Company to be compensated $219,996 (effective July 2019) annually. The payments are paid in substantially equal regular monthly payments. Mr. Tozman was appointed to the board of directors on February 8, 2018 and as the Company’s Chief Operating Officer on June 14, 2018 and resigned as a director and officer effective October 10, 2019.
(6)	For the financial year beginning on incorporation on January 12, 2018 to May 31, 2018.
(7)	Ms. Tyldesley received $3,830 in 2018 and $13,565 in the year ended 2019s for her services rendered to the Company as Corporate Secretary.
(8)	Mr. Gildea served as a director from January 12, 2018 and resigned on August 1, 2019.

Stock Options and Other Compensation Securities

The following compensation securities were granted or issued to the directors and NEOs by the Company or its subsidiary in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Evan Gappelberg Director, CEO	Stock Options	60,000	Nov 2, 2018	$0.25	$0.25	$0.63	Nov 2, 2021
David Miles Former CFO	Stock Options	200,000	Nov 2, 2018	$0.25	$0.25	$0.63	Nov 2, 2021
Paul Duffy Director, President	Stock Options	60,000	Nov 2, 2018	$0.25	$0.25	$0.63	Nov 2, 2021
Reuben Tozman Former Director, COO	Stock Options	60,000	Nov 2, 2018	$0.25	$0.25	$0.63	Nov 2, 2021
Belinda Tyldesley Director, Corporate Secretary	Stock Options	60,000	Nov 2, 2018	$0.25	$0.25	$0.63	Nov 2, 2021

Notes:

(1)	As at May 31, 2019, Mr. Gappelberg held 60,000 stock options expiring on November 2, 2021.
(2)	As at May 31, 2019, Mr. Miles held 200,000 stock options expiring on November 2, 2021.
(3)	As at May 31, 2019, Mr. Duffy held 60,000 stock options expiring on November 2, 2021.
(4)	As at May 31, 2019, Mr. Tozman held 60,000 stock options expiring on November 2, 2021.
(5)	As at May 31, 2019, Ms. Tyldesley held 60,000 stock options expiring on November 2, 2021.

No compensation securities were exercised by a director or NEO during the Company’s most recently completed financial year.

Stock option plans and other incentive plans

See “Terms of the Stock Option” above for the material terms of the Company’s Stock Option Plan.

Employment, Consulting and Management Agreements

Other than disclosed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO, or performed by any other party but are services typically provided by a director or a NEO.

Effective February 1, 2018, the Company entered into a consulting agreement with Evan Gappelberg for an annual amount of US$120,000 to be paid in equal regular monthly payments for services rendered as CEO. Effective January 1, 2019, Mr. Gappelberg’s annual compensation was increased to US$180,00 annually.

Effective January 2019, the Company entered into a consulting agreement with Paul Duffy for an annual amount of $156,000 to be paid in equal regular monthly payments for services rendered as President.

Effective July 2019, the Company entered into a consulting agreement with Reuben Tozman for an annual amount of $219,996 to be paid in equal regular monthly payments for services rendered as Chief Operating Officer. Mr Tozman resigned as Chief Operating Officer and as a director effective October 10, 2019 and the agreement was terminated.

The Company is not party to any contracts, and have not entered in to any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment (whether voluntary, involuntary or constructive) with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	5,324,000	$0.36	50,937
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	5,324,000	$0.36	50,937

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this Circular, no other informed person (a director, officer or holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, within the two most recently completed financial years or during the current financial year.

On December 4, 2018, the Company issued 300,000 common shares to Reuben Tozman, a director and officer of the Company at such time, pursuant to the terms of an Asset Purchase Agreement whereby the Company acquired the intellectual property and other related assets of edCetra’s eLearning Platform.

On January 14, 2019, the Company acquired 100% of the membership interests in AR Ecomm, LLC from directors and executive officers of the Company at such time, Evan Gappelberg and Reuben Tozman, in consideration for an aggregate of 2,000,000 common shares of the Company.

Certain directors and/or officers of the Company have subscribed for Common Shares pursuant to the private placement financings of the Company. In addition, certain directors and/or officers of the Company have been granted stock options under the Company’s Stock Option Plan.

APPOINTMENT OF AUDITOR

Auditor

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (“DMCL”), located at 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. DMCL was first appointed as the Company’s auditor on March 8, 2018.

Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of DMCL, as auditor for the Company to hold office for the ensuing year with remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

AUDIT COMMITTEE

Pursuant to National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") the Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by: (i) reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders; (ii) reviewing the systems for internal corporate controls which have been established by the Board and management; and (iii) overseeing the Company’s financial reporting processes generally. In meeting these responsibilities the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of external auditors and provides an avenue of communication between the external auditors, senior management and the Board. The Audit Committee is also mandated to review and approve all material related party transactions.

Audit Committee Charter

The Audit Committee’s charter is attached as Schedule “B” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Paul Duffy and Evan Gappelberg. Reuben Tozman resigned as Chief Operating Officer and as a director of the Company effective October 10, 2019 , and previously was a member of the Company’s audit Committee. The Company proposes to appoint a third member to the Audit Committee after the Meeting.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. None of the Company’s current Audit Committee members are “independent” within the meaning of NI 52-110. NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

All members of the audit committee have:

●	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;

●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described below:

Paul Duffy – Mr. Duffy is the creator of the HumaGram and inventor of the patent for Holographic Telepresence over the Internet (TOIP), Mr. Duffy is a serial entrepreneur with over 25 years of experience in successfully starting, expanding, diversifying and selling global technology companies. Mr. Duffy co- founded Corporate Communications Interactive (CCI) in 1992 and grew it to one of the largest online learning and communication companies in North America. With clients such as AT&T, GE, IBM, Microsoft, Pearson Education and Manulife Financial, CCI was sold to SkillPath Seminars in 2003. Mr. Duffy is also a former member of the Board of Governors for the Michener Institute for Applied Health Sciences, and holds a Bachelor of Science in Applied Computer Science from Ryerson University.

Evan Gappelberg - Mr. Gappelberg is an accomplished entrepreneur with an expertise in creating, funding and running start-ups, and he has extensive experience both as a hands-on operating executive and well as a public markets professional. From 2000 to 2005, Mr. Gappelberg was the co- founder and CEO of EG Products, where he funded, patented, imported and distributed the market’s first LED light-up toy. He secured license deals from Disney, Universal Studios, Clear Channel Communication and built a national sales channel, landing contracts with Walgreen’s, Macy’s, and live event shows like Ringling Bros. He was also was co-founder and CEO of an app development company which created and published over 200 successful apps for both Apples iTunes store and the Google Play store. Prior to being a successful entrepreneur, Mr. Gappelberg worked on Wall Street and has more than 20 years of extensive experience as both a hedge fund manager and Senior Vice President of Finance.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Dale Matheson Carr- Hilton Labonte LLP, Chartered Professional Accountants, for services rendered in the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
May 31, 2019	NA	NA	NA	NA
May 31, 2018	15,000	NA	NA	NA

Notes

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years for audit fees. The Company’s financial statements for the year ended May 31, 2019 have been completed and filed on SEDAR however no fees have been billed yet for fiscal 2019 as as at the date of this Cicular.
(2)	“Audited related fees” include the aggregate fees billed in each of the last two financial years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two financial years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two financial years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating three (3) individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. Belinda Tyldesley is the only member of the Board who is considered “independent” within the meaning of NI 52-110.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day- to-day management of the business and affairs of the Company is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an audit committee and an audit committee chairperson and a compensation committee and compensation committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each financial quarter. The Board will also meet at any other time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

Name of Director	Name of Other Reporting Issuer
Evan Gappelberg	N/A
Paul Duffy	N/A
Belinda Tyldesley	N/A

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, reports on and industry, and the responsibilities of directors. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the Chief Executive Officer. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

The Code also requires each director, officer, employee and consultant of the Company to fully disclose in writing his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such an interest has been disclosed, the Chair of the Audit Committee or Board will determine what course of action should be taken.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company, or at a meeting of directors. Directors are also required to comply with the Company’s “Timely Disclosure, Confidentiality and Insider Trading Policy”.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing. Prospective directors are not approached until consensus is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Audit Committee

The members of the Audit Committee are Paul Duffyand Evan Gappelberg. Reuben Tozman resigned as Chief Operating Officer and as a director of the Company effective October 10, 2019, and previously was a member of the Company’s Audit Committee. The Company proposes to appoint a third member to the Audit Committee after the Meeting.

Compensation Committee

The members of the Compensation Committee are Paul Duffy and Belinda Tyldesley. Reuben Tozman resigned as Chief Operating Officer and as a director of the Company effective October 10, 2019, and previously was a member of the Company’s Compensation Committee. The Company may appoint a third member to the Compensation Committee after the Meeting.

The members of the Compensation Committee reviewed the consulting agreement from Evan Gappelberg and the Board unamimously agreed to the terms in the agreement. The Board has decided not to pay director fees at this time.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of New Articles

The Shareholders will be asked at the Meeting to approve the replacement of the existing articles of the Company (the “Old Articles”) with new articles (the “New Articles”), in substantially the form attached to this Circular as Schedule “C”. The New Articles have been modernized as compared to the Old Articles, and reflect changes to corporate law in Canada. The New Articles include advance notice provisions, which provide Shareholders, directors and management of the Company with direction on the procedure for Shareholder nomination of directors.

Changes to Articles

The main differences between the Old Articles and the New Articles are as follows: (i) the New Articles provide more flexible quorum requirements for shareholders’ meetings; and (ii) the New Articles provide that certain alterations of the authorized share structure may be approved by an ordinary resolution or directors’ resolution instead of by ordinary resolution, subject to the provisions of the Business Corporations Act (British Columbia).

The New Articles change the quorum for the transaction of business at a meeting of shareholders from two shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting to, subject to the special rights and restrictions attached to the shares of any class or series of shares, one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a shareholders meeting, present in person or by proxy.

The New Articles of the Company will provide that the following matters may be approved either by directors’ resolution or by ordinary resolution, at the election of the directors in their sole discretion:

(1)	create one or more classes or series of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

i	decrease the par value of those shares; or
ii	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act (British Columbia).

The Replacement Articles Resolution

Shareholders will be asked to pass the following Special Resolution to approve the adoption of the New Articles (the “Replacement Articles Resolution”), substantially in the following form:

“BE IT RESOLVED THAT:

1.	the Company adopt the New Articles, in substantially the form attached as Schedule “C” to this Circular, with such additions and deletions as may be approved by the directors of the Company, in substitution for the Old Articles;

2.	notwithstanding the passage of this special resolution by the shareholders of the Company, the directors of the Company, in their sole discretion and without further notice to or approval of the shareholders of the Company, may decide not to proceed with the adoption of the New Articles or otherwise give effect to this special resolution, at any time prior to the filing of ; and

3.	any one officer or director of the Company is authorized, for and on behalf of the Company, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of the Notice of Alteration and any forms prescribed by or contemplated under the British Columbia Act.”

Management recommends that Shareholders approve the Replacement Articles Resolution.

If the Replacement Articles Resolution is approved by Shareholders, the New Articles will apply to govern the management and affairs of the Company.

Notwithstanding the approval of the Replacement Articles Resolution by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the Replacement Articles Resolution and otherwise implement or abandon the New Articles without further approval from the Shareholders. If the Replacement Articles Resolution is abandoned, the Old Articles will continue to govern the management and affairs of the Company.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements to May 31, 2019, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at 1866-274-8493.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 7th day of October, 2019.

ON BEHALF OF THE BOARD

“Evan Gappelberg”
Evan Gappelberg
Chief Executive Officer

NEXTECH AR SOLUTIONS CORP.

Schedule “A”

Compensation Committee Charter

1.	Constitution

There shall be a committee of the board of directors (the “Board”) of NexTech AR Solutions Corp. (the “Company”), to be known as the Compensation Committee (the “Committee”).

2.	Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight role relating to human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation. The Committee shall prepare or receive reports and make recommendations to the Board on matters that include:

a)	compensation of the Company’s senior management;

b)	stock options granting procedures;

c)	employee benefits;

d)	employee pension plans;

e)	directors’ compensation; and

f)	such other matters as may be determined by the Board.

3.	Membership

The Committee shall consist of three or more members of the Board, and to the extent possible and if practicable the majority of whom, the Board have determined, has no material relationship with the Company and each of whom is otherwise “independent” as defined by National Instrument 52-110 Audit Committees.

The members of the Committee shall be appointed or reappointed at a meeting of the Board to be held immediately following the annual general meeting of shareholders (the “AGM”), and in the normal course of business will serve until the close of the subsequent meeting of shareholders. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of the Board’s failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman to the extent possible, shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

4.	Operations

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

5.	Specific Duties

a)	the Committee shall review and make recommendations to the Board at least annually regarding the following:

b)	the appointment, performance, succession and remuneration of executive officers;

c)	the Company’s succession and leadership plans at the executive officer level;

d)	corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of the performance of the CEO in light of those goals and objectives, and the CEO’s compensation level based on this evaluation;

e)	remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost;

f)	the granting of stock options to directors, officers and other key employees and consultants of the Company;

g)	all other remuneration matters, including severance or similar termination payments proposed to be made to any current or former member of senior management of the Company;

h)	in consultation with management, ensure that the Company’s disclosure with respect to executive compensation matters is full, true and complete, prior to its public release; and

i)	prepare and issue the reports required under “Committee Reports”.

The Committee shall have such other powers and duties as delegated to it by the Board.

6.	Committee Reports

The Committee shall produce a summary of the actions taken at each Committee meeting or a report of resolutions approved, which shall be presented to the Board at the subsequent Board meeting.

7.	Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including retaining and compensating such independent advisors as it may deem necessary or advisable to fulfill its duties, without seeking approval of the Board or management. The expenses related to such engagement shall be funded by the Company. With respect to compensation consultants retained to assist in the evaluation of director, or senior management compensation, this authority shall be vested solely in the Committee.

8.	Access to Information

In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution to the Committee’s obligations and shall discuss with the Chief Executive Officer such records and other matters considered appropriate.

Adopted by the Board of Directors of NexTech AR Solutions Corp. on September 24, 2019.

NEXTECH AR SOLUTIONS CORP.

Schedule “B”

Audit Committee Charter

Mandate

The primary function of the audit committee (“Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process for certificates required under Multilateral Instrument 52-109.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)	Review any related party transactions.

(b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.	the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

NEXTECH AR SOLUTIONS CORP.

Schedule “C”

Articles

Incorporation Number: BC1148972

ARTICLES

OF

NEXTECH AR SOLUTIONS CORP.

1.	INTERPRETATION		1
	1.1	Definitions	1
	1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1

2.	SHARES AND SHARE CERTIFICATES		1
	2.1	Authorized Share Structure	1
	2.2	Form of Share Certificate	1
	2.3	Shareholder Entitled to Certificate or Acknowledgment	2
	2.4	Delivery by Mail	2
	2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
	2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment	2
	2.7	Splitting Share Certificates	2
	2.8	Certificate Fee	2
	2.9	Recognition of Trusts	3

3.	ISSUE OF SHARES		3
	3.1	Directors Authorized	3
	3.2	Commissions and Discounts	3
	3.3	Brokerage	3
	3.4	Conditions of Issue	3
	3.5	Share Purchase Warrants and Rights	3

4.	SHARE REGISTERS		4
	4.1	Central Securities Register	4
	4.2	Closing Register	4

5.	SHARE TRANSFERS		4
	5.1	Private Issuer Restrictions	4
	5.2	Registering Transfers where Certificate or Acknowledgement	4
	5.3	Registering Transfers where no Certificate or Acknowledgement	4
	5.4	Form of Instrument of Transfer	4
	5.5	Transferor Remains Shareholder	5
	5.6	Signing of Instrument of Transfer	5
	5.7	Enquiry as to Title Not Required	5
	5.8	Transfer Agent	5
	5.9	Transfer Fee	5

i

6.	TRANSMISSION OF SHARES		5
	6.1	Legal Personal Representative Recognized on Death	5
	6.2	Rights of Legal Personal Representative	5
	6.3	Registration of Legal Personal Representative	6

7.	PURCHASE AND REDEMPTION OF SHARES		6
	7.1	Company Authorized to Purchase or Redeem Shares	6
	7.2	Purchase When Insolvent	6
	7.3	Sale and Voting of Purchased Shares	6

8.	BORROWING POWERS		6

9.	ALTERATIONS		7
	9.1	Alteration of Authorized Share Structure	7
	9.2	Special Rights and Restrictions	8
	9.3	Change of Name	8
	9.4	Other Alterations	8

10.	MEETINGS OF SHAREHOLDERS		8
	10.1	Annual General Meetings	8
	10.2	Consent Resolution Instead of Meeting of Shareholders	8
	10.3	Calling of Meetings of Shareholders	8
	10.4	Notice for Meetings of Shareholders	9
	10.5	A Notice of Resolution to Which Shareholders May Dissent	9
	10.6	Record Date for Notice	9
	10.7	Record Date for Voting	9
	10.8	Failure to Give Notice and Waiver of Notice	9
	10.9	Notice of Special Business at Meetings of Shareholders	10
	10.10	Location of Meetings of Shareholders	10

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		10
	11.1	Special Business	10
	11.2	Majority Required for a Special Resolution	11
	11.3	Quorum	11
	11.4	Other Persons May Attend	11
	11.5	Requirement of Quorum	11
	11.6	Lack of Quorum	11
	11.7	Lack of Quorum at Succeeding Meeting	11
	11.8	Chair	11
	11.9	Selection of Alternate Chair	11
	11.10	Adjournments	12
	11.11	Notice of Adjourned Meeting	12
	11.12	Decisions by Show of Hands, Verbal Statements, or Poll	12
	11.13	Declaration of Result	12
	11.14	Motion Need Not be Seconded	12
	11.15	Casting Vote	12
	11.16	Manner of Taking Poll	12
	11.17	Demand for Poll on Adjournment	13
	11.18	Chair Must Resolve Dispute	13
	11.19	Casting of Votes	13
	11.20	No Demand for Poll on Election of Chair	13
	11.21	Demand for Poll Not to Prevent Continuance of Meeting	13
	11.22	Retention of Ballots and Proxies	13

12.	VOTES OF SHAREHOLDERS		13
	12.1	Number of Votes by Shareholder or by Shares	13

	12.2	Votes of Persons in Representative Capacity	14
	12.3	Votes by Joint Holders	14
	12.4	Legal Personal Representatives as Joint Shareholders	14
	12.5	Representative of a Corporate Shareholder	14
	12.6	Proxy Provisions Do Not Apply to All Companies	15
	12.7	Appointment of Proxy Holders	15
	12.8	Alternate Proxy Holders	15
	12.9	When Proxy Holder Need Not Be Shareholder	15
	12.10	Deposit of Proxy	15
	12.11	Validity of Proxy Vote	16
	12.12	Form of Proxy	16
	12.13	Revocation of Proxy	16
	12.14	Revocation of Proxy Must Be Signed	16
	12.15	Production of Evidence of Authority to Vote	17

13.	DIRECTORS		17
	13.1	First Directors; Number of Directors	17
	13.2	Change in Number of Directors	17
	13.3	Directors’ Acts Valid Despite Vacancy	17
	13.4	Qualifications of Directors	17
	13.5	Remuneration of Directors	18
	13.6	Reimbursement of Expenses of Directors	18
	13.7	Special Remuneration for Directors	18
	13.8	Gratuity, Pension or Allowance on Retirement of Director	18

14.	ELECTION AND REMOVAL OF DIRECTORS		18
	14.1	Election at Annual General Meeting	18
	14.2	Consent to be a Director	18
	14.3	Failure to Elect or Appoint Directors	19
	14.4	Places of Retiring Directors Not Filled	19
	14.5	Directors May Fill Casual Vacancies	19
	14.6	Remaining Directors’ Power to Act	19
	14.7	Shareholders May Fill Vacancies	19
	14.8	Additional Directors	19
	14.9	Ceasing to be a Director	20
	14.10	Removal of Director by Shareholders	20
	14.11	Removal of Director by Directors	20
	14.12	Nominations Of Directors	20

15.	ALTERNATE DIRECTORS		22
	15.1	Appointment of Alternate Director	22
	15.2	Notice of Meetings	23
	15.3	Alternate for More Than One Director Attending Meetings	23
	15.4	Consent Resolutions	23
	15.5	Alternate Director Not an Agent	23
	15.6	Revocation of Appointment of Alternate Director	23
	15.7	Ceasing to be an Alternate Director	23
	15.8	Remuneration and Expenses of Alternate Director	24

16.	POWERS AND DUTIES OF DIRECTORS		24
	16.1	Powers of Management	24
	16.2	Appointment of Attorney of Company	24
	16.3	Setting the Remuneration of Auditors	24

17.	DISCLOSURE OF INTERESTS OF DIRECTORS AND OFFICERS		24
	17.1	Obligation to Account for Profits	24
	17.2	Restrictions on Voting by Reason of Interest	24
	17.3	Interested Director Counted in Quorum	24
	17.4	Disclosure of Conflict of Interest or Property	25
	17.5	Director Holding Other Office in the Company	25
	17.6	No Disqualification	25
	17.7	Professional Services by Director or Officer	25
	17.8	Director or Officer in Other Corporations	25

18.	PROCEEDINGS OF DIRECTORS		25
	18.1	Meetings of Directors	25
	18.2	Voting at Meetings	25
	18.3	Chair of Meetings	25
	18.4	Meetings by Telephone or Other Communications Medium	26
	18.5	Calling of Meetings	26
	18.6	Notice of Meetings	26
	18.7	When Notice Not Required	26
	18.8	Meeting Valid Despite Failure to Give Notice	26
	18.9	Waiver of Notice of Meetings	26
	18.10	Quorum	27
	18.11	Validity of Acts Where Appointment Defective	27
	18.12	Consent Resolutions in Writing	27

19.	EXECUTIVE AND OTHER COMMITTEES		27
	19.1	Appointment and Powers of Executive Committee	27
	19.2	Appointment and Powers of Other Committees	27
	19.3	Obligations of Committees	28
	19.4	Powers of Board	28
	19.5	Committee Meetings	28

20.	OFFICERS		29
	20.1	Directors May Appoint Officers	29
	20.2	Functions, Duties and Powers of Officers	29
	20.3	Qualifications	29
	20.4	Remuneration and Terms of Appointment	29

21.	INDEMNIFICATION		29
	21.1	Definitions	29
	21.2	Mandatory Indemnification of Eligible Parties	30

	21.3	Indemnification of Other Persons	30
	21.4	Non-Compliance with Business Corporations Act	30
	21.5	Company May Purchase Insurance	30

22.	DIVIDENDS		30
	22.1	Payment of Dividends Subject to Special Rights	30
	22.2	Declaration of Dividends	30
	22.3	No Notice Required	30
	22.4	Record Date	31
	22.5	Manner of Paying Dividend	31
	22.6	Settlement of Difficulties	31
	22.7	When Dividend Payable	31
	22.8	Dividends to be Paid in Accordance with Number of Shares	31
	22.9	Receipt by Joint Shareholders	31
	22.10	Dividend Bears No Interest	31
	22.11	Fractional Dividends	31
	22.12	Payment of Dividends	32
	22.13	Capitalization of Retained Earnings or Surplus	32

23.	DOCUMENTS, RECORDS AND REPORTS		32
	23.1	Recording of Financial Affairs	32
	23.2	Inspection of Accounting Records	32

24.	NOTICES		32
	24.1	Method of Giving Notice	32
	24.2	Deemed Receipt of Mailing	33
	24.3	Certificate of Sending	33
	24.4	Notice to Joint Shareholders	33
	24.5	Notice to Legal Personal Representatives and Trustees	33
	24.6	Undelivered Notices	34

25.	SEAL		34
	25.1	Who May Attest Seal	34
	25.2	Sealing Copies	34
	25.3	Mechanical Reproduction of Seal	34

26.	MECHANICAL REPRODUCTIONS OF SIGNATURES		35
	26.1	Instruments may be Mechanically Signed	35
	26.2	Definitions of Instruments	35

27.	PROHIBITIONS		35
	27.1	Definitions	35
	27.2	Application	35
	27.3	Consent Required for Transfer of Shares or Designated Securities	35

v

PROVINCE OF BRITISH COLUMBIA

Business Corporations Act

Articles of NexTech AR Solutions Corp.

(the “Company”)

1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(b)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)	“legal personal representative” means the personal or other legal representative of the shareholder;

(e)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(f)	“seal” means the seal of the Company, if any;

(g)	“solicitor of the Company” means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to and form a part of these Articles. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	Shares and Share Certificates

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Shares may be issued without a share certificate or written acknowledgment. Upon request, however, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(1)	past services performed for the Company;

(2)	property; or

(3)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	Share Registers

4.1	Central Securities Register

The Company must maintain a central securities register in accordance with the provisions of the Business Corporations Act. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	Share Transfers

5.1	Private Issuer Restrictions

The provisions of Article 27 shall apply to any proposed transfer of a share of the Company.

5.2	Registering Transfers where Certificate or Acknowledgement

A transfer of a share of the Company for which a share certificate has been issued or for which the shareholder has received a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)	an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)	such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.3	Registering Transfers where no Certificate or Acknowledgement

A transfer of a share of the Company for which a share certificate has not been issued or for which the shareholder has not received a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate (for example, where shares are issued in book-only form), must not be registered unless the requirements for transfer as approved by the directors have been met.

5.4	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.5	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.6	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.7	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.8	Transfer Agent

(A) The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.9	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	Transmission of Shares

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, in the case of shares registered in the shareholders’ name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

6.3	Registration of Legal Personal Representative

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

7.	Purchase and Redemption of Shares

7.1	Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms the directors determine. The Company may, by a resolution of directors, cancel any of its shares purchased by the Company, and upon the cancellation of such shares the number of issued shares shall be reduced accordingly.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

8.	Borrowing Powers

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.	Alterations

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(b)	either by directors’ resolution or by ordinary resolution, at the election of the directors in their sole discretion:

(1)	create one or more classes or series of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value: i decrease the par value of those shares; or

ii	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares;

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act; or

(c) by ordinary resolution otherwise alter its shares or authorized share structure; and alter its Articles and Notice of Articles accordingly.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by ordinary resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4	Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(a)	by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors’ powers, control or authority; and

(b)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	Meetings of Shareholders

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution and any notice of a general meeting, class meeting or series meeting or to consider approving the adoption of an amalgamation agreement, the approval of any amalgamation into a foreign jurisdiction or the approval of any arragement), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5	A Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent and a copy of the proposed resolution at lease the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(1)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(2)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10	Location of Meetings of Shareholders

The Company will hold meetings of shareholders in British Columbia, subject to the directors, by resolution, approving a location for such meetings outside of British Columbia.

11.	Proceedings at Meetings of Shareholders

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(1)	business relating to the conduct of or voting at the meeting;

(2)	consideration of any financial statements of the Company presented to the meeting;

(3)	consideration of any reports of the directors or auditor;

(4)	the setting or changing of the number of directors;

(5)	the election or appointment of directors;

(6)	the appointment of an auditor;

(7)	the setting of the remuneration of an auditor;

(8)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(9)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4	Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8	Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

(c)	if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12	Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15	Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(1)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(2)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.17	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(1)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(2)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder A person must not be appointed as a proxy holder unless:

(a)	the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a company or a representative of a company appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(b)	the person is a director, officer or the solicitor of the Company.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ___________________

Signed [month, day, year]

 _____________________

[Signature of shareholder]

 ______________________

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	Directors

13.1	First Directors; Number of Directors

If the Company is not a pre-existing company under the Business Corporations Act, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors if applicable;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(1)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(1)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(1) or 13.1(c)(1):

(a)	the shareholders may contemporaneously elect or appoint the directors up to that number; and

(b)	subject to Article 14.8, if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	Election and Removal of Directors

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(a)	when his or her successor is elected or appointed; and

(b)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.12	Nominations Of Directors

(a)	This Article 14.12 only applies to the Company if and for so long as it is a public company.

(b)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(1)	by or at the direction of the board, including pursuant to a notice of meeting;

(2)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(3)	by any person who:

(i)	at the close of business on the date of the giving of the notice provided for in this Article 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns one or more shares that are entitled to be voted at such meeting; and

(ii)	complies with the notice procedures set forth below in this Article 14.12, (a “Nominating Shareholder”).

(c)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, at the principal executive offices of the Company.

(d)	To be timely, a Nominating Shareholder’s notice under Article 14.12(c) must be made:

(1)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, provided that (i) if the Company chooses to use notice and access to deliver meeting materials, the time frame will be not less than 40 and no more than 65 days; and (ii) if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(2)	in the case of a special meeting of shareholders which is not also an annual meeting, and is called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the Notice Date.

In no event shall any adjournment or postponement of a meeting of shareholders, or the announcement of an adjournment or postponement, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)	To be in proper written form, a Nominating Shareholder’s notice under Article 14.12(c) must set forth:

(1)	for each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person;

(iii)	the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the date of the notice and as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred); and

(iv)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(2)	for the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(f)	The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12, provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder at a meeting of shareholders of any matter, other than the nomination of directors, in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Article 14.12 and, if any proposed nomination is not in compliance with this Article 14.12, to declare that such defective nomination shall be disregarded.

(h)	For purposes of this Article 14.12:

(1)	“public announcement” shall mean disclosure in:

(i)	a press release reported by a national news service in Canada; or

(ii)	a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR), or such other electronic disclosure service as the Company is required to utilize for the filing of continuous disclosure documents pursuant to Applicable Securities Laws; and

(2)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(i)	Notice given under Article 14.12(c) may only be given by personal delivery, facsimile transmission or email, and shall be deemed to have been given and made at the time it is sent to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, by:

(1)	personal delivery to the address of the principal executive offices of the Company;

(2)	facsimile transmission, at such facsimile number as stipulated from time to time for the purposes of this notice by the secretary of the Company, if any, or such other officer of the Company acting in that capacity, and provided that receipt of confirmation of such transmission has been received; or

(3)	email, at such email address as stipulated from time to time for the purposes of this notice by the secretary of the Company, if any, or such other officer of the Company acting in that capacity, and provided that receipt of confirmation of such transmission has been received.

If such delivery or electronic communication is made on a day which is a not a business day in Vancouver, British Columbia, or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)	Notwithstanding any other provision of this Article 14.12, the board may, in its sole discretion, waive any requirement of this Article 14.12.

15.	Alternate Directors

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	Powers and Duties of Directors

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3	Setting the Remuneration of Auditors

The directors may from time to time set the remuneration of the auditors of the Company.

17.	Disclosure of Interests Of Directors And Officers

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	Proceedings of Directors

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(1)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(2)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(3)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(a)	in person;

(b)	by telephone; or

(c)	with the consent of all directors, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is no less than half of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, e-mail or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	Executive and Other Committees

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	Officers

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	Indemnification

21.1	Definitions

In this Article 21:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(1)	is or may be joined as a party; or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or, these Articles or, if applicable, any former Companies Act or former Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	Dividends

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the registered address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	Documents, Records and Reports

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.	Notices

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(1)	for a record mailed to a shareholder, the shareholder’s registered address;

(2)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(3)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(1)	for a record delivered to a shareholder, the shareholder’s registered address;

(2)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(3)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient; and

(f)	delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2	Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(a)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, (Saturdays, Sundays and holidays excepted), following the date of mailing;

(b)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(1)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(2)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(2) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6	Undelivered Notices

If any record sent to a shareholder pursuant to Article 24.1 is returned on two consecutive occasions because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.	Seal

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	Mechanical Reproductions of Signatures

26.1	Instruments may be Mechanically Signed

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2	Definitions of Instruments

The term “instrument” as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

27.	Prohibitions

27.1	Definitions

In this Article 27:

(a)	“designated security” means:

(1)	a voting security of the Company;

(2)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(3)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

(1)	is not a debt security, and

(2)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2	Application

Article 27.3 does not apply to the Company if and for so long as it is a:

(a)	public company; or

(b)	a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

27.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

NEXTECH AR SOLUTIONS CORP.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, PST, on Friday, November 8, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of NexTech AR Solutions Corp. hereby appoint(s): Evan Gappelberg, CEO and Director of the Company, or failing him, Belinda Tyldesley, Corporate Secretary and Director of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of NexTech AR Solutions Corp. to be held at Morton Law LLP, Suite 1200 – 750 West Pender Street, Vancouver, BC V6C 2T8 on Wednesday, November 13, 2019 at 10:00 am, PST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. **Number of Directors**

To Set the Number of Directors at three (3).

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
1. Evan Gappelberg	☐	☐	2. Paul Duffy	☐	☐	3. Belinda Tyldesley	☐	☐

For Withhold

3. **Appointment of Auditors**

Appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4. **Adoption of New Articles**

For Against

5. **Other Business**

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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